SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

30 April 2014

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:

(To resolve on the acquisition and disposal of own bonds and other own securities)

Whereas:

A)               Without prejudice to the projected merger by incorporation of the Company into Telemar Participações, S.A., as announced and which is under preparation (the “Merger”), it is convenient that the Company, as well as its dependent companies, can make use, under the legal and usual terms available to the other companies, of the possibilities inherent to the operations with own bonds and other own securities;

B)               Taking into account the characteristics of the bonds that may be issued by the Company, notably in connection with the issuance of convertible or exchangeable securities performed by the Company or its dependent company;

We propose that it be resolved:

1)        To approve the acquisition, in any case where approval is legally required, and subject to resolution of the management body, of own bonds or other own securities, already issued or to be issued, in any of its forms, as follows:

a)        Maximum number of bonds or securities to be acquired: The number corresponding to the total of each issue, without prejudice to the limits resulting from the law, deducting any disposals made;

b)        Term during which the acquisition may be made: Eighteen months, as from the present resolution, without prejudice to the execution of the Merger;

c)         Forms of acquisition: Acquisition, in any form, notably original acquisition or derivative acquisition for consideration on regulated market on which the bonds or the securities are listed or over-the-counter acquisition, performed or not through financial intermediaries, in addition to the conversion cases regarding convertible bonds, which may be followed by cancellation;

d)        Minimum and maximum consideration for the acquisitions: The consideration of the derivative acquisition should fall within an interval of 15% less than the lowest trading price and 15% more than the average trading price, respectively, of the bonds or other securities to be acquired during the 5 sessions immediately preceding this one;

In the case of an issue not listed on national market and placed in the international market, that interval shall refer to the average price (“mid”) presented by Bloomberg, using the source (“price source”) BVAL — Bloomberg Valuation, at 4 p.m. in London, whether or not the bonds or the securities are listed in foreign markets;

In case of an issue neither listed nor referenced to in Bloomberg, using the mentioned source BVAL, the interval shall refer to the estimated value calculated by a financial intermediary or independent consultant appointed by the Board of Directors;

In the case of an acquisition in connection or in compliance with conditions for the issuance of other securities, or with contract related to such issue, the price shall be the one resulting from the terms of such issuance or contract;

e)         Time of the acquisition: To be determined by the management body, taking into account the market situation and the convenience or obligations under the law, contract, or other securities’ issuance, which lead to the acquisition, carried out in one or more times, in the proportions established by the management body;

2)        To approve, except for the cases of conversion or redemption and the competence of the management body, the disposal of own bonds or other own securities that, in particular, have been acquired, subject to a resolution of the management body, and under the following terms:

a)        Minimum number of bonds or securities to be disposed of: The number corresponding to the minimum which, at the time of the disposal, is legally stipulated for the Company’s bonds or other securities, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of other securities;

b)        Term during which the disposal may be made: Eighteen months, as from the present resolution;

c)         Form of disposal: Disposal for consideration in any form, notably by sale or exchange, to be made on a regulated market, or over-the-counter to certain entities designated by the management body (in compliance with the principle of equal treatment of shareholders as established by law, in the case of bonds convertibles into shares) or, in the case of disposal in connection with or to the implementation of a stock option programme or fulfilment of obligations arising from the law, issuance of other securities, or contract, notably contract related to the issuance of convertible or exchangeable securities or to the respective conversion, in its terms and conditions;

d)        Minimum price: No more than 15% below the prices referred to on paragraph d) of number 1 of this resolution, as applicable, or such price as may result from the terms and conditions of a stock options programme or an issue of other securities, notably convertible, or any contract in connection with such programme, issue or conversion, when the disposal is made in connection or in compliance with the respective terms;

e)         Time of the disposal: To be determined by the management body, taking into account the market situation and the convenience or obligations undertaken, and to be carried out in one or more times in the proportions established by the management body.

Lisbon, 24 March 2014

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.